Lawrence Cohen
Direct Dial: (609) 896-4574
Internet Address: lcohen@foxrothschild.com

July 27, 2006
VIA EDGAR & FEDERAL EXPRESS
Owen Pinkerton, Esq.
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 4561
Washington, D.C. 20549

Re: KMA Global Solutions International, Inc.
Responses to Comments on Amendment No. 3 to Form 10-SB
File No. 0-51864; Filed June 26, 2006

Dear Mr. Pinkerton:

We submit this letter on behalf of our client, KMA Global Solutions International, Inc. (the “Company”), in response to your comment letter dated July 10, 2006, regarding the above filing. We trust that the information herein will fully satisfy the staff’s comments and questions and allow you to consider your review to be completed without further comments.

As indicated below in our responses to your comments and questions, in the sequence set forth in your comment letter, the Company has revised its Form 10-SB disclosure where requested. The Company’s revised registration statement disclosure is provided, in the enclosed clean and marked copies of Amendment No. 4 to its Form 10-SB.

General

1.	We appreciate your reminder that the Company is subject to the reporting requirements of the Securities Exchange Act of 1934.

Item 1. Description of Business, page 4

2.
You asked that the Company disclose who formed 2095511 Ontario Limited. This company was a special purpose company formed by Jeffrey D. Reid, the President of the Company, for the limited purpose of coordinating, as agent under a power of attorney, the purchase of 4,225,427 shares of Espo’s common stock by seven entities (Brant Fellowship Holdings, Inc.; Candas Enterprises Corp.; Carrick Mortgage Holdings, Inc.; Culross Forwarding Limited; Greenock Export Holdings AG; Bedford Place Investments Ltd.; and Brican Holdings Limited’ collectively referred to as the “Entities”) prior to the merger between Espo’s and the Company and pursuant to a March 7, 2006 Stock Purchase Agreement (the “March 7th Agreement”). It was the consensus of the Entities that, strictly for logistical purposes in order to expedite the execution and closing of the March 7th Agreement, 2095511 Ontario act as their agent. Mr. Reid sought to accommodate their wishes and saw nothing unusual in their request.

Owen Pinkerton, Esq.
July 28, 2006

3.
On page 22, the Company concluded that its outstanding shares of Common Stock were “fully paid” and non-assessable, notwithstanding the fact that certain investors received shares for future services. The following provision under Nevada corporate law expressly treats “contracts for services to be performed” as appropriate consideration for “fully paid” treatment:

NRS 78.211 Consideration for shares: Authority of board of directors; effect of receipt; corporate action pending receipt in future.

1. The board of directors may authorize shares to be issued for consideration consisting of any tangible or intangible property or benefit to the corporation, including, but not limited to, cash, promissory notes, services performed, contracts for services to be performed or other securities of the corporation. The judgment of the board of directors as to the consideration received for the shares issued is conclusive in the absence of actual fraud in the transaction.

2. When the corporation receives the consideration for which the board of directors authorized the issuance of shares, the shares issued therefor are fully paid.

Item 6. Executive Compensation, page 20

4.
The Company has expanded the description of Mr. Reid’s bonus payments to clarify that the bonus amounts described will entitle him to receive cash and that this bonus differs from the ability to earn stock options. The Company has also clarified the disclosure to clearly indicate that stock options would be paid to Mr. Reid if and when a stock option plan is instituted, and the milestones for earning stock options would be established at that time. Mr. Reid’s salary is $200,000 annually over three years and the disclosure has been amended to reflect that.

Item 8. Description of Securities, page 22

5.	The Company’s disclosure on page 22 has been revised to reflect that the description of securities and Articles of Incorporation/By-law provisions described therein are currently in place.

Financial Statements

General

6.	The Company’s unaudited interim financial statements as of and for the fiscal quarter ended on April 30, 2006 are now included in the Form 10-SB.

Statement of Cash Flows, page 6

Owen Pinkerton, Esq.
July 28, 2006

7.	In accordance with your comment and reference to SFAS 95, the Statement of Cash Flows for the years ended January 31, 2005 and 2006 have been revised.

Note 14. Subsequent Events, page 15

8. & 9.
The Subsequent Events section has been revised, in order to more clearly address the transactions that took place after January 31, 2006. Please see the accompanying Form 10-SB and fiscal year-end financial statements for KMA Global Solutions Inc. (the Company's Canadian subsidiary) therein.

Part II - Item 4. Recent Sales of Unregistered Securities, page 24

10. The share numbers set forth in this Item 4 were revised to be consistent with the Company’s earlier disclosure in the Form 10-SB.

I trust that the SEC staff will agree that the Company has been as responsive as possible to its comments and questions and we hope that all disclosure issues are now resolved to your satisfaction.

Please confirm that the staff’s comments have been addressed and feel free to telephone the undersigned if you have any questions with respect to this letter.

Thank you.

Sincerely,

Lawrence Cohen
Enclosures

cc (w/enclosures):	Amanda McManus - SEC Division of Corporation Finance Steven Jacobs - SEC Accounting Branch Chief Amanda Sledge - SEC Accounting Branch Jeffrey D. Reid